OLD MUTUAL ABSOLUTE RETURN INSTITUTIONAL FUND, L.L.C.
c/o Larch Lane Advisors LLC
800 Westchester Avenue, S-618
Rye Brook, New York 10573

February 14, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Registration Statement on Form N-14 of Old Mutual Absolute Return Institutional Fund, L.L.C. (Registration File No. 333-171635)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Old Mutual Absolute Return Institutional Fund, L.L.C. (the "Company"), hereby respectfully requests withdrawal of the Company's Registration Statement on Form N-14 (Registration File No. 333-171635), together with all exhibits thereto (collectively, the "Registration Statement).  The Registration Statement was initially filed with the Securities and Exchange Commission (the "Commission") on January 11, 2011.

The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement.  The Company understands that, pursuant to Rule 477(b) of the Securities Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Company that the application for withdrawal has not been granted.

If you have questions or require additional information, please contact the Company's counsel, George Silfen of Schulte Roth & Zabel LLP, at (212) 756-2131.

Respectfully,

Old Mutual Absolute Return Institutional Fund, L.L.C.

/s/ Ross Weissman
Ross Weissman
Chief Financial Officer